ArcelorMittal and Laiwu Steel announce termination of Share Purchase Contract.

Luxembourg/Laiwu City, 14 December 2007 - ArcelorMittal and Laiwu Steel announce that the Share Purchase contract they signed in February 2006 will not be extended beyond 31st December 2007. As of December 2007, the contract had not received the required approval from the relevant government organisations.

Commenting, Lakshmi N. Mittal, President and CEO of ArcelorMittal, said: “We continue to view China as an important market and will continue to look for opportunities where the company can add value to China’s Steel Industry.”

Mr Jiang Kaiwen, Chairman of Laiwu Steel, added, “ArcelorMittal is well known as one of the most sophisticated producers of steel products. We are disappointed that we will not have the opportunity to directly benefit from this as strategic equity partners, but we hope we may have other opportunities to work closely together in the future.”

About ArcelorMittal

ArcelorMittal is the world's number one steel company, with 320,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

ArcelorMittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

ArcelorMittal key pro forma financials for 2006 show combined revenues of USD 88.6 billion, with a crude steel production of 118 million tonnes, representing around 10 per cent of world steel output.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

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